KW 3/21/2014

14049385

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Guardian LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Greenwood Cliff Suite 250
(No. and Street)

Charlotte (City) NC (State) 28204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Gutierrez 786-594-4402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis
(Name – *if individual, state last, first, middle name*)

(Address) Charlotte (City) NC (State) 28204 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 06 2014
13 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 3/20

elliott davis

INDEPENDENT AUDITOR'S REPORT

The Member
Capital Guardian, LLC
Charlotte, North Carolina

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Capital Guardian, LLC (the "Company") as of December 31, 2013 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial statements as of December 31, 2013, based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Guardian, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1, 2, and 3 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Elliott Davis, PLLC

Charlotte, North Carolina
March 3, 2014

CAPITAL GUARDIAN, LLC

Statement of Financial Condition

December 31, 2013

	2013
Assets	
Cash and cash equivalents:	
Interest-bearing deposits	$ 1,903,517
Non-interest bearing deposits	621,056
Deposit with clearing firm	750,000
Marketable securities owned, at market value	5,341,698
Accounts receivable	595,804
Interest receivable	44,400
Due from related party	14,750
Other assets	41,761
Total assets	$ 9,312,986
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 89,253
Commissions payable	881,332
Securities sold not yet purchased, at market value	94,787
Margin account borrowings	5,245,009
Prepaid commission	13,350
Total liabilities	6,323,731
Member's Equity	
Contributed capital - 100 units authorized, issued and outstanding	7,288,128
Accumulated deficit	(4,298,873)
Total member's equity	2,989,255
Total liabilities and member's equity	$ 9,312,986

The accompanying notes are an integral part of this financial statement

CAPITAL GUARDIAN, LLC
Statement of Operations
December 31, 2013

	2013
Revenues	
Commission income	$ 14,610,318
Other	239,564
Total revenues	14,849,882
Expenses	
Employee compensation and benefits	14,157,936
Rent	138,903
Broker dealer charges	502,339
Insurance	165,134
Amortization expense	15,000
Professional fees	225,334
License and registration fees	191,725
Telephone	12,025
Other general and administrative	769,173
Total expenses	16,177,569
Net loss	$ (1,327,687)

The accompanying notes are an integral part of this financial statement

CAPITAL GUARDIAN, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2013

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Member's equity, December 31, 2012	$ 3,498,128	$ (2,971,186)	$ 526,942
Net loss		(1,327,687)	(1,327,687)
Member contributions	3,790,000		3,790,000
Member's equity, December 31, 2013	$ 7,288,128	$ (4,298,873)	$ 2,989,255

The accompanying notes are an integral part of this financial statement

CAPITAL GUARDIAN, LLC
Statement of Cash Flows
For the year ended December 31, 2013

	2013
Operating Activities	
Net loss	$ (1,327,687)
Adjustments to reconcile net loss to net cash used for operating activities:	
Net change in operating assets and liabilities:	
Amortization	15,000
Deposit with clearing firm	(500,000)
Marketable securities owned, net of securities sold not yet purchased	(5,246,911)
Accounts receivable	(412,508)
Interest receivable	(44,400)
Due from related party	(14,750)
Other assets	(26,761)
Accounts payable	66,506
Commissions payable	553,961
Margin account borrowings	5,245,009
Prepaid commission	346
Due to related party	(165,532)
Net cash used for operating activities	(1,857,727)
Financing Activities	
Member contributions	3,790,000
Net decrease in long-term liabilities	(15,000)
Net cash provided by financing activities	3,775,000
Net increase in cash	1,917,273
Cash and cash equivalents, beginning of year	607,300
Cash and cash equivalents, end of year	$ 2,524,573

The accompanying notes are an integral part of this financial statement

Note 1 – Summary of Significant Accounting Policies and Activities

Business Activity and Regulation

Capital Guardian, LLC (the "Company") was purchased by Southport Lane Management, LLC ("Southport") during 2013. Southport acquired the outstanding equity of Capital Guardian Holding, LLC, in the transaction that was also approved by the Financial Industry Regulatory Authority ("FINRA") in December 2013.

The Company, a wholly owned subsidiary of Capital Guardian Holding, LLC, is a registered broker/dealer licensed in all 50 states, the District of Columbia and Puerto Rico, and is a member of the FINRA, a self-regulatory organization formed in 2007 to replace the National Association of Securities Dealers, Inc. ("NASD"). The Company elected to account for the change in ownership during 2013 at the holding company level. The Company began operations as a registered broker/dealer on May 31, 2006. Prior to its approval with NASD on April 6, 2006, the Company was functioning as a branch office of Raymond James Financial Services, a securities broker/dealer.

The Company is an introducing broker/dealer and utilizes a third party as its clearing firm. The securities purchased or sold through the clearing firm are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other federal or state deposit guarantee fund, and are subject to investment risk, including possible loss of the principal invested.

Beginning in May, 2006, the Company began operations as an independent securities broker/dealer under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, will be exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash and Cash Equivalents

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Securities Owned

Marketable securities consist of fixed income securities and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded as trading revenue in the accompanying statements of operations.

Accounts Receivable

The Company believes accounts receivables to be fully collectible; therefore, no allowance for doubtful accounts has been established. Bad debts are recorded using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

Note 1 – Summary of Significant Accounting Policies and Activities, continued

Recognition of Revenue

Commissions earned on sales and purchases of securities for customers are recorded on the date the transaction is executed, otherwise referred to as the "trade date".

Income Taxes

Limited liability companies are essentially taxed as partnerships, with net income or loss flowing through to the member's individual tax returns. Accordingly, no provision for income taxes is reflected in the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Related Party Transactions

The Company pays management fees for payroll processing and investment advisory services to companies related through common ownership, pursuant to a service agreement entered into during 2006. Prior to February 2009, expenses were shared based on a ratio of total client assets under management by both companies. In February 2009, the agreement was modified to share expenses based on time studies for employees and direct expense allocation for specific charges. Starting January 2011, the agreement was modified to share expenses based on the allocation of apportioned revenues and direct expense allocation for specific charges.

For the year ended December 31, 2013, the expenses incurred related to this agreement were $2,986,892. Expenses incurred relating to rent were $138,903, regarding labor were $1,975,505, and relating to other expenses were $872,484.

Note 3 – Deposit and Accounts with Clearing Firm

The Company clears certain amounts of its proprietary and customer transactions through Pershing, its clearing firm, on a fully disclosed basis. The clearing firm requires that the Company maintain a minimum balance of $100,000, which serves as a "good faith" deposit, used in the instance of a possible trade loss or failure incurred by the Company. As of December 31, 2013, the Company has $750,000 on deposit with the clearing firm.

The accounts maintained with Pershing are composed of funds to settle securities traded, not yet settled and proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through Pershing. The accounts are also used by the Company to transfer funds to bank accounts for the administrative operations of the Company.

The Company has a margin account with its clearing broker and has a net payable of $5,245,009 in this account as of December 31, 2013. Securities owned by the Company are pledged as collateral for any outstanding payables, which accrue interest at a variable rate determined as described in the clearing agreement. Interest expense on the margin accounts for the year ended December 31, 2013 was $37,888. The amount of margin available to the Company is based on the requirements of Pershing. If the fair value of margin securities decreases to the extent

the amount of margin available is less than the amount available, a margin call would occur. As a result, the Company would be required to either pay cash or liquidate securities to the extent needed to be compliant with contractual parameters. The amount of unused margin as of December 31, 2013 was approximately $1,570,000.

Note 4 - Marketable securities owned and securities sold, not yet purchased

The Company adopted "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under GAAP, and enhances disclosures about fair value measurements. The Company records marketable securities owned and securities sold, not yet purchased at fair value but does not expand the use of fair value in any new circumstances. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company believes that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are required to be separately disclosed by level within the fair value hierarchy. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the adopted fair value hierarchy.

Fair value measurements for which there exists limited or no observable market data requires assets and liabilities be based primarily upon estimates. These estimates are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Level 2 - Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets. Level 2 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities at December 31, 2013.

Note 4 - Marketable securities owned and securities sold, not yet purchased (continued)

Marketable securities owned and securities sold, not yet purchased, at December 31, 2013 consist of the following:

Marketable securities owned at market value:

		Fair Value Measurements at Reporting Date Using	
Description	12/31/2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
State and municipal obligations	$ 3,562,156	$ 3,562,156	$ -
Corporate bonds, debentures and notes	1,275,106	1,275,106	-
Obligations of U.S. government agencies	45,100	45,100	-
Foreign bonds	459,336	459,336	-
	$ 5,341,698	$ 5,341,698	$ -

Securities sold, not yet purchased, at market value:

		Fair Value Measurements at Reporting Date Using	
Description	12/31/2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Corporate bonds, debentures and notes	$ 94,787	$ 94,787	$ -
	$ 94,787	$ 94,787	$ -

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities. These amounts are recorded as a liability on the statements of financial condition.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires a broker to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

As of December 31, 2013, the Company's net capital was $2,551,357, which was $2,451,357 in excess of its required net capital of $100,000. The Company's net capital ratio (aggregate indebtedness to net capital) was .42 to 1.

Note 6 – Off-Statement of Financial Condition and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company does not anticipate nonperformance by customers or its clearing brokers. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 7 – Sources of Funds for Future Operations

The Company and its parent company, Capital Guardian Holding, LLC have cash of $2,524,573 and ($47,342), respectively. In addition, Capital Guardian Holding, LLC's new owner, Southport Lane Management, LLC (see Note 1) believes it has sufficient funds to support operations of the Company if needed during 2014.

Note 8 – Subsequent Events

In the normal course of business, the Company is involved in various legal proceedings. Management believes that the ultimate resolution of these proceedings will not have a material effect on the Company's financial position, liquidity, or results of operations.

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2013, through March 3, 2014, the date the financial statements were available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2013

CAPITAL GUARDIAN, LLC
Accompanying Information
As of December 31, 2013

Schedule 1

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

Net Capital

Total member's equity	$ 2,989,255
Add	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	2,989,255
Deduct	
Nonallowable assets	
Disallowed accounts receivable	88,085
Due from related parties	14,750
Haircuts on securities, trading and investment securities, debt securities	335,063
Total net capital	$ 2,551,357

Aggregate Indebtedness

Liabilities from statement of financial condition	
Accounts payable	$ 89,253
Commissions payable	881,332
Securities sold not yet purchased, at market value	94,787
Prepaid commission	13,350
Total	$ 1,078,722
Ratio of aggregate indebtedness to net capital	.42 to 1

The computation of net capital set forth above was originally reported in the Company's unaudited Part II-A Focus report as of December 31, 2013 as $2,399,272. The computation of aggregate indebtedness as set forth above was originally reported in the Company's unaudited Part II-A Focus Report as of December 31, 2013 as $969,186. The December 31, 2013 Focus report was amended to agree with the amounts as reported above.

Schedule 2

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC
As of December 31, 2013

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

Schedule 3

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC
As of December 31, 2013

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

elliott davis

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Capital Guardian, LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Capital Guardian, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Guardian LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Guardian, LLC's management is responsible for Capital Guardian LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries to copies of the accounts payable register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences in assessment value paid;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount if any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed nothing no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, PLLC

Charlotte, North Carolina
March 3, 2014

elliott davis

Independent Auditor's Report on Internal Accounting Control

To the Member
Capital Guardian, LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Capital Guardian, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operating of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, PLLC

Charlotte, North Carolina
March 3, 2014